January 15, 2026

Evan Horowitz
Chief Executive Officer
FARMHOUSE, INC. /NV
548 Market Street Suite 90355
San Francisco, CA 94104

       Re: FARMHOUSE, INC. /NV
           Registration Statement on Form S-1
           Filed January 8, 2026
           File No. 333-292617
Dear Evan Horowitz :

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Derby at 202-551-3334 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology